MATTHEW MCMURDO, ESQ. Attorney-At-Law Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	16th Floor 28 West 44th Street New York, NY 10036

November 17, 2014

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:  Heather Clark

Re:	Have Gun Will Travel Entertainment, Inc. Item 4.01 Form 8-K Filed November 5, 2014 File No. 333-193768

Dear Ms. Clark:

We are filing an Amendment to the Form 8-K (the “8-K”) in response to your recent letter addressed to Tommie Ray, President of Have Gun Will Travel Entertainment, Inc. (“HGWT”), dated November 13, 2014 (the “SEC Letter”).  This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

1. Please amend your Form 8-K to include the required letter from your former auditor. In this regard, we note that the letter filed as exhibit 16 does not state whether the firm agrees or disagrees with statements made by you in the 8-K. Refer to Item 304(a)(3) of Regulation S-K and include an appropriate letter from your prior auditor in your amended 8-K.

We have added a new letter from the former auditor that specifically states that it agrees with the statements made in the 8-K.

Matthew McMurdo, Esq. New York

2. Please amend your Form 8-K disclosure concerning disagreements to cover the most recent two fiscal years and the interim period from the date of the last audited financial statements through the date of the change in auditor. See Item 304(a)(1)(iv) of Regulation S-K. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

We have clarified that there were no disagreements from HGWT’s inception on December 18, 2013 through the end of that fiscal year, as well as through October 30, 2014.

3. Disclose whether the former auditor’s report on your financial statements for either of the past two fiscal years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

We amended the 8-K to state that the auditor’s report on HGWT’s financial statements for the year ended December 31, 2013 (our only fiscal year end to date) did not contain an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles, other than as related to HGWT’s ability to continue as a going concern.

4. Please amend your Form 8-K to include the disclosures required by Item 304(a)(2) of Regulation S-K with regard to the appointment of Sadler and Gibb. Your revised 8-K should specifically identify any consultations with Sadler and Gibb during the two most recent fiscal years and subsequent interim period through the date of their appointment. In addition, please revise to indicate whether the decision to hire Sadler and Gibb was recommended or approved by your board of directors.

We have amended the 8-K to state that no consultations were made with Sadler and Gibb prior to their engagement and the decision was approved by HGWT’s Board of Directors.

Please direct your correspondence regarding this matter to the undersigned.

cc: Tommie Ray, President

Have Gun Will Travel Entertainment, Inc.

Matthew McMurdo, Esq.

New York